UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K


                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



(Mark One)

[X]        Annual report pursuant to Section 15(d) of the Securities Exchange
           Act of 1934

           For the fiscal year ended  December 31, 1996
                                      -----------------

                                       Or


[  ]     Transition report pursuant to Section 15(d) of the Securities Exchange
         Act of 1934

           For the transition period from                    to
                                           -----------------    --------------


           Commission file number     1-8483
                                  --------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



                   MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                               Unocal Corporation
       2141 Rosecrans Avenue, Suite 4000, El Segundo, California 90245

                        INDEX TO FINANCIAL STATEMENTS OF
                  MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN


        The following financial statements reflect the status of the Molycorp, Inc. 401(k) Retirement Savings Plan as of December 31, 1996 and 1995, and the results of its transactions for each of the years then ended.

                                                                 Page Number
Statements included herein:


Report of Independent Accountants...................................... 2

Statements of Net Assets Available for Benefits
 with Fund Information .................................................3

Statements of Changes in Net Assets Available
  for Benefits with Fund Information................................... 4

Notes to Financial Statements........................................ 5-8

Item 27(a) - Schedule of Assets Held for Investment Purposes...........10

Item 27(d) - Schedule of Reportable Transactions.......................11

Exhibit Index .........................................................12



        Schedules I, II and III are omitted because the subject matter did not exist or the required information is given in the financial statements or notes to financial statements.

                        REPORT OF INDEPENDENT ACCOUNTANTS








The  Administrative  Committee of the Molycorp,  Inc. 401(k) Retirement  Savings
Plan:



        We have audited the accompanying statements of net assets available for benefits of the Molycorp, Inc. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.








COOPERS & LYBRAND L. L. P.
June 23, 1997
Los Angeles, California


                                         MOLYCORP, INC. 401(K) RETIREMENT SAVINGS PLAN
                            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                             DECEMBER 31, 1996 AND 1995


                                                                                              Participant Directed
                                                                     ---------------------------------------------------------------
                                                                                                     1996
                                                                     ---------------------------------------------------------------
                                                                                         Unocal
                                                                       Fidelity          Common             GIC
                                                                          Fund           Stock              Fund             Total
                                                                     -----------       ---------          --------         ---------
ASSETS
   Investments at fair value (Note 2)
      Shares of registered investment companies
         Fidelity Puritan Mutual Fund ....................          $ 20,829           $     --           $     --          $ 20,829
      Unocal Common Stock ................................                --             43,195                 --            43,195
                                                                    --------           --------           --------          --------
                                                                      20,829             43,195                 --            64,024

   Investments at contract value (Note 3)
      Bank of California Employee Benefit
        Investment Contract Fund .........................                --                 --              1,336             1,336
                                                                    --------           --------           --------          --------
            Total investments ............................            20,829             43,195              1,336            65,360

Cash .....................................................             6,587                463                  2             7,052
                                                                    --------           --------           --------          --------
NET ASSETS AVAILABLE FOR BENEFITS ........................          $ 27,416           $ 43,658            $ 1,338          $ 72,412
                                                                    ========           ========           ========          ========

                                                                                           Participant Directed
                                                                     ---------------------------------------------------------------
                                                                                                   1995
                                                                     ---------------------------------------------------------------
                                                                                           Unocal
                                                                      Fidelity             Common              GIC
                                                                        Fund                Stock              Fund           Total
                                                                    -----------------  ---------------    ------------    ----------


ASSETS
   Investments at fair value (Note 2)
      Shares of registered investment companies
         Fidelity Puritan Mutual Fund ......................          $234,242          $     --          $     --          $234,242
      Unocal Common Stock ..................................                --           180,895                --           180,895
                                                                      --------          --------          --------          --------
                                                                       234,242           180,895                --           415,137

   Investments at contract value (Note 3)
      Bank of California Employee Benefit
        Investment Contract Fund ...........................                --                --            44,814            44,814
                                                                       -------          --------          --------          --------
            Total investments ..............................           234,242           180,895            44,814           459,951

Cash .......................................................                 2                86                 5                93
Accrued income .............................................                --                --               225               225
Participants contributions receivable ......................             6,899             8,269             4,155            19,323
                                                                      --------          --------          --------          --------
NET ASSETS AVAILABLE FOR BENEFITS ..........................          $241,143          $189,250          $ 49,199          $479,592
                                                                      ========          ========          ========          ========

The accompanying notes are an integral part of these financial statements.



                                  MOLYCORP, INC. 401(K) RETIREMENT SAVINGS PLAN
                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                  FOR YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                                                     Participant Directed
                                                                    ----------------------------------------------------------------
                                                                                               1996
                                                                    ----------------------------------------------------------------
                                                                                          Unocal
                                                                      Fidelity            Common           GIC
                                                                       Fund               Stock            Fund              Total
                                                                    --------------    ---------------   -------------    -----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income
       Net appreciation in fair value
          of investments ...................................        $  13,326         $  80,131         $      --         $  93,457
        Interest ...........................................              623               471                 4             1,098
        Dividends ..........................................           32,870             5,528             3,204            41,602
                                                                    ---------         ---------         ---------         ----------
          Total investment income ..........................           46,819            86,130             3,208           136,157
   Participant contributions ...............................           45,091            30,761            12,597            88,449
                                                                    ---------         ---------         ---------         ---------
          Total additions ..................................           91,910           116,891            15,805           224,606
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Participants withdrawals and distributions ..............          315,947           252,915            62,924           631,786
                                                                    ---------         ---------         ---------         ---------

NET DECREASE PRIOR TO INTERFUND TRANSFERS ..................         (224,037)         (136,024)          (47,119)         (407,180)

INTERFUND TRANSFERS ........................................           10,310            (9,568)             (742)               --
                                                                    ---------          ---------         ---------         ---------
         NET DECREASE ......................................         (213,727)         (145,592)          (47,861)         (407,180)
NET ASSETS AVAILABLE FOR BENEFITS:
   BEGINNING OF YEAR .......................................          241,143           189,250            49,199           479,592
                                                                    ---------         ---------         ---------         ---------
   END OF YEAR .............................................        $  27,416         $  43,658         $   1,338         $  72,412
                                                                    =========         =========         =========         =========

                                                                                         Participant Directed
                                                                       -------------------------------------------------------------
                                                                                        1995
                                                                       -------------------------------------------------------------
                                                                                           Unocal
                                                                        Fidelity           Common             GIC
                                                                          Fund             Stock              Fund          Total
                                                                       ---------         ---------        ----------      ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income
       Net appreciation in fair value
          of investments ......................................        $  21,870        $   9,306         $      --        $  31,176
        Interest ..............................................               14               70                38              122
        Dividends .............................................           10,657            4,475             2,861           17,993
                                                                        --------         ---------        ---------        ---------
          Total investment income .............................           32,541           13,851             2,899           49,291

   Participant contributions ..................................           67,521           58,874            20,417          146,812
                                                                        --------        ---------         ---------        ---------

          TOTAL ADDITIONS .....................................          100,062           72,725            23,316          196,103

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Participants withdrawals and distributions .................               --               --            15,079           15,079
                                                                        --------        ---------         ---------        ---------

NET INCREASE PRIOR TO INTERFUND TRANSFERS .....................          100,062           72,725             8,237          181,024

INTERFUND TRANSFERS ...........................................           18,653          (19,647)              994               --
                                                                        --------        ---------         ---------        ---------
         NET INCREASE .........................................          118,715           53,078             9,231          181,024
NET ASSETS AVAILABLE FOR BENEFITS:
   BEGINNING OF YEAR ..........................................          122,428          136,172            39,968          298,568
                                                                        --------        ---------         ---------        ---------
   END OF YEAR ................................................        $ 241,143        $ 189,250         $  49,199        $ 479,592
                                                                       =========        =========         =========        =========

The accompanying notes are an integral part of these financial statements.

                  MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

GENERAL
-------

        The Molycorp, Inc. 401(k) Retirement Savings Plan (the "Plan") is sponsored by Molycorp, Inc. (the "company"), an indirect wholly owned subsidiary of Unocal Corporation. The Plan provides for voluntary contributions by participants. Each individual participant is allowed to choose how their funds are invested from among three investment options. All funds remain with The Bank of California (the "Trustee") for the exclusive benefit of Plan participants until distributed after termination of employment. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as a defined contribution plan.

        The Molycorp 401(k) Savings Plan Summary Plan Description booklet dated December 31, 1996 replaces the April 1, 1991 booklet and constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933. The December 31, 1996 booklet can be referenced for other information about the Plan.

CONTRIBUTIONS
-------------

        Voluntary participant contributions to the Plan are made on a pre-tax basis and cannot exceed 15 percent of a participant's base pay. The pre-tax contributions are also known as 401(k) contributions. Contributions cannot exceed the amount prescribed by law and cannot be calculated on a base pay in excess of the amount allowed by law.

PARTICIPATION
-------------

     Collective bargaining unit employees at the Questa or York facilities are eligible to participate in the Plan as of January 1, 1991 if at least six months of service was completed prior to January 1, 1991. Otherwise, participants are eligible to participate in the Plan beginning the first of the calendar quarter that next follows the date the participant completed six months of service.

     As a result of labor contract negotiations, employees at the Mountain Pass facility were no longer eligible to commence participation in the Plan or make contributions to the Plan after June 30, 1996. In October 1996, employees at Mountain Pass were extended a special election period to rollover account balances existing prior to June 30, 1996 into the Unocal Savings Plan. Account balances totaling $614,739 were transferred in December 1996 to the Unocal Savings Plan and are included in participant withdrawals and distributions in the statement of changes in net assets available for benefits.

PARTICIPANT ACCOUNTS
--------------------

        Each   participant's   account  is  credited   with  the   participant's
contributions and the respective investment earnings of the individual funds as governed by the participant's investment selection.

VESTING
-------

        Participants are always 100 percent vested in participant contributions and the investment earnings on those contributions.

PAYMENT OF BENEFITS
-------------------

     On termination of employment or at such time participants become eligible to receive benefits, participants may elect to receive their account balance or defer their distribution until a later date, but no later than 60 days after the end of the plan year in which the latest of the following occurs: the participant attains age 65, or two years after the participant's employment terminates. If a participant continues to

                  MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)


work after age 70-1/2, distribution of a portion of the participant's account balance is required by April 1 of the calendar year following the calendar year in which the participant attains age 70-1/2.


INVESTMENT PROGRAM
------------------

        All contributions are held in trust and invested by the Trustee in accordance with the option or options elected by the participant. A participant's account may be invested in one or any combination of the following funds administered by the Trustee:

     Fidelity Puritan Mutual Fund - Funds are invested in shares of a mutual fund maintained by a registered investment company that invests in common and preferred stocks, as well as bonds, of various U.S. corporations.

      Unocal Corporation Common Stock Fund ("Unocal Common Stock") - Funds are invested in common stock of Unocal Corporation, the company's ultimate parent.

      Employee Benefit Guaranteed Investment Contract Fund ("GIC") - Funds are invested in a bank commingled trust fund which holds fixed-rate investment contracts with various insurance companies.

FEDERAL INCOME TAX STATUS
-------------------------

        The company obtained a ruling dated December 26, 1996, from the Los Angeles District Director of the Internal Revenue Service that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended, and that the Trustee established thereunder is entitled to exemption under the provisions of such Code; therefore, the Plan is not required to pay any federal income taxes. Earnings on Plan accounts will not be taxable to participants prior to withdrawal from the Plan.

Withdrawals from the Plan are generally subject to federal income tax. Also, in-service withdrawals and withdrawals following termination of employment prior to retirement may be subject to a 10 percent federal income tax penalty.

PLAN TERMINATION
----------------

        The company expects to continue the Plan indefinitely, but, as future conditions cannot be foreseen, the company may at any time or from time to time amend or terminate the Plan in whole or in part, subject to the requirements of ERISA and other applicable laws. An amendment may affect present, as well as future participants, but may not diminish the account of any participant existing on the effective date of such amendment. The company has no present intent to terminate the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
-------------------

        The accompanying financial statements are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles. In addition, the following accounting policies are applied:

       a.  Purchases and sales of securities are recorded on a trade-date basis.

       b. Dividends are recorded on an ex-dividend basis.

       c. Interest income is recorded on the accrual basis.

       d.  Benefits are recorded when paid.

                  MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)

        The Plan presents in the statement of changes in net assets available for benefits with fund information the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

        Substantially all of the administrative and other costs of the Plan are paid by the company.

VALUATION OF INVESTMENTS
------------------------

     The Plan's investments are stated at fair value except for its investment contract fund which is valued at contract value (Note 3). Shares of registered investment companies are valued at quoted market prices from national exchanges which represent the net asset value of shares held by the Plan at year-end. The Unocal common stock is valued at the closing price as reported for the New York Stock Exchange Composite Transactions at December 31, 1996 and 1995.

USE OF ESTIMATES IN PREPARATION OF THE FINANCIAL STATEMENTS
-----------------------------------------------------------

        The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.


NOTE 3 - INVESTMENTS AT CONTRACT VALUE

        Funds invested in the GIC fund, which holds fixed-rate investment contracts with various insurance companies, are valued at contract value. The Plan's ownership interest in this bank commingled trust fund is based upon units of equal value referred to as units of participation. Each unit of participation represents a proportionate undivided beneficial interest in the total value of all investment contracts which are held by the bank commingled trust fund. The number of units of participation allocated to the Plan are determined by the Trustee on a monthly basis.

        As a result of the adoption of Statement of Position (SOP) 94-4, "Reporting for Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Benefit Plans", effective January 1, 1995, the Plan reported all investments in fixed-rate investment contracts at contract value. The contract value of such investment contracts approximate fair value; therefore, the adoption of SOP 94-4 had an immaterial impact on the Plan's net assets available for benefits. The crediting interest rate for all outstanding fixed-rate investment contracts was .4881 percent and .5100 percent as of December 31, 1996 and 1995, respectively, and the average yield rate for such contracts was 6.49 percent and 6.76 percent for the years then ended, respectively.

NOTE 4 - CONCENTRATION OF CREDIT RISK

       The GIC fund consists of a series of fixed-rate investment contracts with various insurance companies. Although this fund contains a diversified portfolio of investment contracts, the ultimate performance of the contract is dependent upon the ability of the underlying companies to honor them.

NOTE 5 -PARTIES-IN-INTEREST

    The Plan's investment in the Employee Benefit Investment Contracts Fund is managed by the Bank of California. The Bank of California is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

                  MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 6 -RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

       The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                              December 31, 1996
                                                              ------------------
 Net assets available for benefits per the financial
   statements                                                            $72,412
 Amounts allocated to withdrawing participants                            23,828
                                                              ------------------
 Net assets available for benefits per the Form 5500                     $48,584
                                                                         =======


       The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                              For the Year Ended
                                                               December 31, 1996
                                                              ------------------
 Benefits paid to participants per the financial
    statements                                                         $631,786
 Add:  Amounts allocated to withdrawing participants
       at 12/31/96                                                       23,828
                                                              ------------------
 Net assets available for benefits per the Form 5500                   $655,614
                                                              ==================

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of the company to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                             MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN
                             ---------------------------------------------
                                           (Name of Plan)






June 30, 1997
                                           By: /s/ JOSEPH A. HOUSEHOLDER
                                           -----------------------------
                                            Joseph A. Householder
                                            Vice President, Tax and Comptroller

Coopers & Lybrand L. L. P.
Los Angeles, California
June 25, 1997




                                                MOLYCORP, INC. 401(K) RETIREMENT SAVINGS PLAN
                                        ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                              DECEMBER 31, 1996





                                                                           (c)
                                                    Description of Investment
 (a)                               (b)              Including Maturity Date,                              (d)             (e)
          Identity of Issue, Borrower,              Rate of Interest, Collateral,                                     Current
               Lessor or Similar Party              Par or Maturity Value                                Cost           Value
-----------------------------------------------------------------------------------------------------------------------------------

           Fidelity Investments                     Fidelity Puritan Mutual Fund                      $19,981         $20,829
                                                    (1208.167 shares)

           Unocal Corporation                       Unocal Corporation Common Stock                    29,792          43,195
                                                    (1060.000 shares)

  *        Bank of California                       Employee Benefit Investment Contract Fund           1,336           1,336
                                                    (1336.48 shares)
                                                                                                      -------         -------
                                                                                                      $51,109         $65,360
                                                                                                      =======         =======

*  Trustee for the Plan and, therefore, a party-in-interest for which a statutory exemption exists.



                                                       MOLY CORP, INC. 401(K) RETIREMENT SAVINGS PLAN
                                                     ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS (1)
                                                             FOR THE YEAR ENDED DECEMBER 31, 1996





                         (b)Description                                              (f)Expense                (h)Current
                         of Assets                                                    Incurred                  Value of      (i)Net
                         (Including Interest    (c)Purchase  (d)Selling    (e)Lease   With          (g) Cost    Asset on       Gain
(a)Identity of           Rate and Maturity         Price        Price       Rental    Transaction   of Asset    Transaction    Or
Party Involved           in Case of a loan)                                                                     Date          (loss)
------------------------------------------------------------------------------------------------------------------------------------

Bank of California       Investment Contract        2,965                                             2,965      2,965
 Employee Benefit          Fund (2)
                         (1 Transaction)


Bank of California      Investment Contract                       68,979                             68,979     68,799
 Employee Benefit          Fund (2)
                        (3 Transactions



Fidelity Investments    Puritan Fund
                        (1 Transaction)           20,444                                             20,444     20,444


Fidelity Investments    Puritan Fund
                        (2 Transactions)                         319,310                            293,685    319,310        25,625


Unocal Corporation      Unocal Corporation         9,906                                              9,606      9,606
                        Common Stock
                        (1 Transaction)


Unocal Corporation ...   Unocal Corporation                      252,796                            176,111    252,796        76,685
                         Common Stock
                        (1 Transactions)


(1) Under ERISA, a reportable transaction is a transaction or series of transactions during the Plan year that involves more than 5 percent of the fair value of the Plan assets at the beginning of the Plan year.

(2) Trustee for the Plan and, therefore, a party-in-interest for which a statutory exemption exists.

                               UNOCAL CORPORATION

                                  EXHIBIT INDEX





                  Exhibit                            Description
               -----------------------------------------------------------------

                    23             Consent of Coopers & Lybrand L.L.P.